SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36165; File No. 812-16008

JPMorgan Public and Private Credit Fund, et al.

May 26, 2026.

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under sections 6(c) and 23(c)(3) of the Investment Company Act of 1940 (the "Act") for an exemption from rule 23c-3 under the Act.

Summary of Application: Applicants request an order under sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of rule 23c-3 to permit certain registered closed-end investment companies to make repurchase offers on a monthly basis in an amount no less than 2% of the common shares outstanding, but in no event for an amount less than 5% or more than 25% of such shares during any three-month period.

Applicants: JPMorgan Public and Private Credit Fund, JPMorgan Tax Aware Opportunities Fund, J.P. Morgan Investment Management Inc. and J.P. Morgan Institutional Investments Inc.

Filing Dates: The application was filed on March 19, 2026 and amended on May 6, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on June 22, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Zach Vonnegut-Gabovitch, 277 Park Avenue, New York, New York 10172; and David Bartels, Esq., William J. Bielefeld, Esq., Stephen T. Cohen, Esq., Alexander C. Karampatsos, Esq., Dechert LLP, 1900 K Street, NW, Washington, DC 20006.

FOR FURTHER INFORMATION CONTACT: Laura L. Solomon, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended application, dated May 6, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.